NEWS RELEASE

EMX Royalty Executes Definitive Sale Agreement for the Modum Cobalt Project in
Norway to Boreal Metals

Vancouver, British Columbia, January 16, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of a definitive agreement (the “Agreement”) for the sale of the Modum cobalt project (the “Project”) in Norway to Boreal Metals Corp. (“Boreal”) (TSX Venture: BMX). The Agreement provides EMX with additional share equity in Boreal, a 3% NSR royalty on the Project, and advance annual royalty payments. The Modum Project is located in southern Norway’s Modum mining district, ~75 kilometers west of Oslo. The Project partially surrounds the historic Skuterud mine property, which was Europe’s principal producer of cobalt from the late eighteenth through nineteenth centuries1. Please see www.emxroyalty.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, Boreal will acquire 100% interest in the Project according to the following terms (all dollar amounts in USD):

•

At closing, Boreal will issue to EMX 1,324,181 common shares of Boreal that will bring EMX’s share of equity ownership in Boreal to 19.9%. EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in Boreal.

•	At closing, EMX will transfer its Modum exploration licenses to Boreal.

•

EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by Boreal on or before the fifth anniversary of the closing date in 0.5% increments for a total of $2,500,000 in cash and common shares of Boreal stock.

•

EMX will receive annual advance royalty (“AAR”) payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

The issuance of Boreal shares to EMX, as set forth in the Agreement, is subject to receipt of TSX Venture Exchange approval.

Project Overview. The Modum Project covers a propsective north-south trend of historic cobalt mines, prospects and occurrences of the historic Modum mining district. The district's cobalt mineralization was discovered in 1772. Historic production from open pits commenced in 1776, but mining moved underground in 1827 and continued through 1898. Historic production from the Skuterud mine is reported to have been approximately 1 million tonnes averaging 0.2% cobalt1.

The Modum district's cobalt deposits are hosted in steeply dipping, north-south trending Mesoproterozoic sedimentary rock known locally as “fahlbands.” These rocks are intruded by mafic and ultramafic rocks and contain widespread albitization and sulfide mineralization. Mineralization in the fahlbands occurs as sulfide replacement zones, sulfide-rich veins developed within shear zones, and as structurally controlled lenses that occupy fold hinges.

1Eilu, P. (Ed.), 2012, Mineral deposits and metallogeny of Fennoscandia. Geological Survey of Finland, v. 53, 22, 60-61.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
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Much of the strike length of mineralized trends on the Modum Project has not been drill tested. Although copper and gold are known to accompany cobalt mineralization in the district, the Project's potential for these byproducts remains unassessed.

Reference to the adjacent Skuterud mine property provides context for the Modum Project, which occurs in a similar geologic setting. However, this is not necessarily indicative that the Project hosts mineralization with similar tonnage or grade.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine month period that ended on September 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com